UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ______________

                                  SCHEDULE 13G


                              Radiant Systems, Inc.
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    75025N102
                                 (CUSIP Number)


                               September 30, 2004
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  Rule 13d-1(b)
                  Rule 13d-1(c)
                  Rule 13d-1(d)

CUSIP No.  75025N102                  13G                      Page 2 of 6 Pages

     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management LLC
              13-3984298

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)  [ ]
            (B)  [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    1,574,948 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        1,574,948 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,574,948 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.46%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              HC; OO (Limited Liability Corporation)

CUSIP No.  75025N102                    13G                    Page 3 of 6 Pages


     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Potomac Capital Management, Inc.
              13-3984786

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)  [ ]
            (B)  [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              New York

NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY           6.   SHARED VOTING POWER
EACH                    1,574,948 shares of Common Stock
REPORTING
PERSON WITH        7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        1,574,948 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              1,574,948 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

              5.46%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

              HC; CO (Limited Liability Corporation)

CUSIP No.  75025N102                      13G                  Page 4 of 6 Pages


     1. NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Paul J. Solit

     2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
            (A)  [ ]
            (B)  [ ]

     3.     SEC USE ONLY

     4.     CITIZENSHIP OR PLACE OF ORGANIZATION

              United States



NUMBER OF          5.   SOLE VOTING POWER
SHARES                  0
BENEFICIALLY
OWNED BY EACH      6.   SHARED VOTING POWER
REPORTING               1,574,948 shares of Common Stock
PERSON WITH

                   7.   SOLE DISPOSITIVE POWER
                        0

                   8.   SHARED DISPOSITIVE POWER
                        1,574,948 shares of Common Stock

     9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,574,948 shares of Common Stock

     10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

     11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.46%

     12.    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN; HC

CUSIP No.  75025N102                       13G                 Page 5 of 6 Pages


Item 1(a).        Name of Issuer:
                  Radiant Systems, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  3925 Brookside Parkway
                  Alpharetta, GA 30022

Item 2(a).        Name of Person Filing:
                  This statement is being filed by (i) Potomac Capital Management LLC; (ii) Potomac Capital Management Inc.; and (iii) Paul J. Solit.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  (i), (ii), and (iii)

                  153 E. 53rd Street, 26th Floor
                  New York, New York 10022

Item 2(c).        Citizenship:
                  (i)      New York
                  (ii)     New York
                  (iii)    U.S.


Item 2(d).        Title of Class of Securities:
                  Common Stock

Item 2(e).        CUSIP Number:
                  75025N102

Item 3. If this statement is filed pursuant to rule 13d-1(b), 13-2(b) or (c), check whether the person filing is a:
                  Not Applicable.

Item 4.           Ownership.

                  (i)   Potomac Capital Management LLC

                  (ii)  Potomac Capital Management Inc.

                  (iii) Paul J. Solit

                  (a)   1,574,948 shares of common stock

                  (b)   5.46%

                  (c)   (i)    Sole power to vote or to direct the vote of    NA
                        (ii)   Shared power to vote or to direct the vote
                               of 1,574,948 shares
                        (iii)  Sole power to dispose or to direct the
                               disposition of    NA
                        (iv)   Shared power to dispose or to direct the
                               disposition of 1,574,948 shares

CUSIP No.  75025N102                      13G                  Page 6 of 6 Pages


Item 5.  Ownership of Five Percent or Less of Class.
         Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person. Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. See Exhibit A attached hereto.

Item 8.  Identification and Classification of Members of the Group.
         Not Applicable

Item 9.  Notice of Dissolution of Group.
         Not Applicable

Item 10. Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Date: October 13, 2004

                                POTOMAC CAPITAL MANAGEMENT LLC

                                By: /s/ Paul J. Solit
                                    Paul J. Solit, Managing Member



                                POTOMAC CAPITAL MANAGEMENT INC.

                                By: /s/ Paul J. Solit
                                    Paul J. Solit, President



                                PAUL J. SOLIT

                                By: /s/ Paul J. Solit
                                    Paul J. Solit

                                  EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A       Identification of entities which acquired the shares which are the subject of this report on Schedule 13G

Exhibit B       Joint Filing Agreement dated October 13, 2004 among Potomac
                Capital Management LLC, Potomac Capital Management, Inc. and
                Paul J. Solit